SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

17 September 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 17 September 2025
           re: Transaction in Own Shares

 17 September 2025

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Morgan Stanley & Co. International plc (the "Broker").

Ordinary Shares

Date of purchases: 17 September 2025

Number of ordinary shares purchased: 3,315,350

Highest price paid per share (pence): 83.3800

Lowest price paid per share (pence): 82.5600

Volume weighted average price paid per share (pence): 82.9453

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 20 February 2025, as announced on 21 February 2025.

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7733Z_1-2025-9-17.pdf

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                                             +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                                        +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 September 2025